UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number	333-144832-01

Hyundai Auto Receivables Trust 2007-A
(Hyundai ABS Funding Corporation)
(Exact Name of Registrant as Specified in Charter)

10550 Talbert Avenue, Fountain Valley, California 92708 (714) 594-1579
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hyundai Auto Receivables Trust 2007-A: Class A-1 Notes, Class A-2a Notes, Class A-2b Notes, Class A-3a Notes, Class A-3b Notes, Class A-4 Notes
Title of Each Class of Securities Covered by this Form

none
Titles of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate Number of Holders of Record as of the Certification or Notice Date:        103

Pursuant to the requirements of the Securities Exchange Act of 1934, Hyundai Auto Receivables Trust 2007-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hyundai Auto Receivables Trust 2007-A

	By:	Hyundai ABS Funding Corporation

Date: January 17, 2008		By:	/s/ Min Sok Randy Park
Min Sok Randy Park
Vice President & Secretary